SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A. CNPJ/MF n° 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held Company

Special Shareholders’ Meeting
Call Notice

The shareholders are hereby called to attend the Special Shareholders’ Meeting of the Company to be held at 02:00 p.m., on November 30, 2009, at the Company’s head-office, on Av. Roque Petroni Junior, 1464, térreo, Auditório, Morumbi, in the Capital of São Paulo State, in order to pass resolutions on the following agenda:

(a)       analyze and resolve on the change to the corporate object of the Company; and

(b)       restate the Company’s Bylaws.

GENERAL INSTRUCTIONS:

(a)       the proxies for representation of shareholders of the Company interested in attending the Meeting must be filed with the head-office, on Av. Roque Petroni Junior, 1464, 3º andar Lado B, Corporate Matters Division, within 48 hours before the time of the Meeting.

(b)       the shareholders of the Company who are participants of the Fungible Custody of Registered Shares of the Stock Exchanges and are interested in attending this Meeting, shall be required to present a statement declaring their respective shareholding interest in the Company, dated not more than 48 hours before the time of the meeting; and

(c)       the documents and proposals related to the agenda of the Meeting called herein will be available to the shareholders at the address mentioned in item “a”, and may be also accessed from the Company’s Investor Relations website and from the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros website.

São Paulo, November 12, 2009.

Luis Miguel Gilpérez López
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2009

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Cristiane Barretto Sales
Cristiane Barretto Sales Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.